Exhibit 1.1
June 17, 2011

Chardan Capital Markets, LLC
17 State Street
Suite 1600
New York, NY 10004

Re:  Warrant Exercise Agreement

Mr. Stanley W. Farmer
President and Chief Financial Officer
SulphCo, Inc
4333 W. Sam Houston Parkway N., Suite 190
Houston, TX 77043

This letter agreement (this “Agreement”) confirms our understanding of the terms Chardan Capital Markets, LLC (“Chardan”) and SulphCo, Inc., (the “Company”) have agreed to as payment to Chardan for the work Chardan did for the Company on the restructuring of the Company’s warrants issued to certain institutional investors (the “Restructuring”).  This Agreement relates exclusively to the Restructuring.

As exclusive consideration of the services rendered by Chardan under this Agreement, the Company agrees to pay Chardan the following fees and other compensation:

(A)	a cash fee equal to six percent (6%) of the gross proceeds received by the Company from the immediate exercise of fifty percent (50%) of the restructured warrants not to exceed $7,137.06.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the federal courts sitting in the Southern District of New York, and each of the parties hereto agrees that service of process upon it by registered or certified mail at its address set forth herein shall be deemed adequate and lawful.

 If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

Very truly yours,

SulphCo, Inc.

By: _____________________________
Name: Stanley W. Farmer
Title:   President and Chief Financial Officer

Chardan Capital Markets, LLC

By:  ______________________________
Name:
Title: